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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                 SCHEDULE 13G/A
                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Dor Biopharma, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    258091101
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                                 (CUSIP NUMBER)

                               Calendar Year 2004
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /    Rule 13d-1(b)
                  /X/    Rule 13d-1(c)
                  / /    Rule 13d-1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter the disclosures provided for in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G

========================================  ======================================
          CUSIP No.258091101                           Page 2 of 5
========================================  ======================================

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1. NAME OF REPORTING PERSONS: LESTER E. LIPSCHUTZ
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |_|
                                                                       (b) |_|
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3. SEC USE ONLY
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4. CITIZENSHIP or PLACE OF ORGANIZATION                           United States
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  NUMBER OF SHARES
    BENEFICIALLY     5.   SOLE VOTING POWER                           2,200,172
      OWNED BY       -----------------------------------------------------------
        EACH
     REPORTING       6.   SHARED VOTING POWER                                 0
    PERSON WITH      -----------------------------------------------------------

                     7.   SOLE DISPOSITIVE POWER                      2,200,172
                     -----------------------------------------------------------

                     8.   SHARED DISPOSITIVE POWER                            0
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,200,172
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES:                                                         |_|
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     5.01%
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12. TYPE OF REPORTING PERSON                                                 IN
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                                  SCHEDULE 13G

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          CUSIP No.258091101                           Page 3 of 5
========================================  ======================================

Item 1(a).        Name of Issuer:

                           Dor Biopharma, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           1691 Michigan Avenue
                           Suite 435
                           Miami, Fl 33139

Item 2(a).        Name of Person Filing:

                           Lester E. Lipschutz

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           Wolf, Block, Schorr and Solis-Cohen, LLP
                           1650 Arch Street- 22nd Floor
                           Philadelphia, PA 19103

Item 2(c).        Citizenship:

                           United States

Item 2(d).        Title of Class of Securities:

                           Common Stock

Item 2(e).        CUSIP Number:

                           258094101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

                  (b) [ ]  Bank as defined in Section 3(a)(6) of the
                           Exchange Act;

                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                  (d) [ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;



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                                  SCHEDULE 13G

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          CUSIP No.258091101                           Page 4 of 5
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                  (e) [ ]  Investment Adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

                  (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

                  (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

                  (j) [ ]  Group, in accordance with Rule
                           13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

                  (a) Amount beneficially owned: Mr. Lipschutz may be deemed the beneficial owner of 2,200,172. Beneficial ownership consists of voting and dispositive power over 2,200,172 shares owned by the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust for which Mr. Lipschutz is the adviser, which consists of 249,399 shares and 1,950,773 warrants to purchase shares. Mr. Lipschutz disclaims beneficial ownership of these securities and the filing of this report is not an admission that Mr. Lipschutz is the beneficial owner of these securities.

                  (b) Percent of Class: 5.01%

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or direct the vote: 2,200,172

                      (ii)  Shared power to vote or to direct the vote: 0

                      (iii) Sole power to dispose or direct the disposition
                            of: 2,200,172

                      (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]



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                                  SCHEDULE 13G

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          CUSIP No.258091101                           Page 5 of 5
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Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

         Mr. Lipschutz serves as adviser of the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust. Mr. Lipschutz has the power to direct receipt of the proceeds from a sale of the shares owned by such trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.   Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.   Notice of Dissolution of Group.

                  Not Applicable

Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February  , 2005
                                           -----------------------
                                                   (Date)

                                             Lester E. Lipschutz
                                           -----------------------
                                                 (Signature)


                                             Lester E. Lipschutz
                                           -----------------------
                                                (Name/Title)